

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

Adam Townsend
Chief Financial Officer
Vizio Holding Corp.
39 Tesla
Irvine, California 92618

   Re: Vizio Holding Corp.
     Draft Registration Statement on Form S-1
     Filed December 14, 2020
     CIK No. 1835591

Dear Mr. Townsend:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Submitted December 14, 2020

General

1. In cases where you commission third party research for use in connection with the registration statement, the third party's consent must be filed as an exhibit to the registration statement, as required by Section 7. Please file the consent of Toluna, Inc.

    You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Melissa
Raminpour, Accounting Branch Chief at (202) 551-3379 if you have questions regarding
comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other
questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing